UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company (Issuer))

GO MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

NOVARTIS FINANCE CORPORATION

(Offeror)

An Indirect Wholly-Owned Subsidiary of

NOVARTIS AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Thomas Werlen
Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland
Tel: +41-61-324-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark I. Greene, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               Third-party tender offer subject to Rule 14d-1.

☐                 Issuer tender offer subject to Rule 13e-4.

☐                 Going-private transaction subject to Rule 13e-3.

☐                 Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis announces agreement to acquire Genoptix, Inc. in all cash offer

•                  Novartis to acquire Genoptix through an all cash tender offer at USD 25.00 per share

•                  Genoptix laboratory service offerings provide strategic fit with the current portfolio of companion diagnostic programs within Novartis Molecular Diagnostics unit

•                  Acquisition complements the Novartis internal capabilities aimed at improving health outcomes by advancing individualized treatment programs

Basel, January 24, 2011 — Novartis announced today that it has entered into a definitive agreement for the acquisition of Genoptix, Inc. (NASDAQ: GXDX), a specialized laboratory providing personalized diagnostic services to community-based hematologists and oncologists. The acquisition will enhance Novartis’s tools and services that aim to improve health outcomes for patients by advancing the ability to define and monitor individualized treatment programs.

Under the terms of the agreement, Novartis will commence a tender offer for all outstanding shares of common stock of Genoptix at USD 25.00 per share in cash. This represents a total equity value of USD 470 million and an enterprise value of USD 330 million. The Novartis offer represents a premium of 39% over Genoptix’s unaffected share price of USD 17.98 on December 13, 2010. It also implies a 27% premium over the closing price of USD 19.76 on January 21, 2011.

“The acquisition of the Genoptix medical laboratory will serve as a strong foundation for our individualized treatment programs,” said Joseph Jimenez, CEO of Novartis. “Genoptix is an innovative company with a talented team of people who share our commitment to transforming the way medicine is practiced. By integrating Genoptix within Novartis, we can greatly enhance the value we add to patients, clinicians, payors and society.”

Founded in 1999 and based in Carlsbad, California, Genoptix is a publicly traded, profitable laboratory that specializes in diagnosing cancers in bone marrow, blood and lymph nodes. In 2009, Genoptix had sales of USD 184 million, and for the first nine months of 2010, its reported revenue totaled USD 148 million.

Genoptix employs approximately 500 people and will become part of Novartis Molecular Diagnostics (MDx), a unit within the Novartis Pharmaceuticals Division. The acquisition will support and expedite the development of companion diagnostic programs, especially in oncology.

Novartis plans to maintain the existing operations and continue delivering Genoptix’s portfolio of personalized diagnostics services to community-based hematologists/oncologists across the US.

The Genoptix Board of Directors has unanimously approved the transaction and agreed to recommend that Genoptix stockholders tender their shares. The transaction is conditional upon the tender of at least a majority of the shares of Genoptix in the tender offer, receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close within the first half of 2011.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will”, “will expedite”, “plans”, “expected”, “strategic”, “advancing”, “may”, “should”  or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the proposed transaction with Genoptix, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Genoptix and any potential synergies, strategic benefits or opportunities as a result of the proposed transaction. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Genoptix will achieve any particular future financial results or future growth rates or that Novartis or Genoptix will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed transaction.  In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

Important Information

The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Novartis will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”).  Genoptix’s stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Genoptix with the SEC, because they will contain important information that Genoptix’s stockholders should consider before tendering their shares.  These documents will be available free of charge at the SEC’s web site (http://www.sec.gov).  In addition, a copy of the offer to purchase, letter of transmittal and related tender offer documents (once they become available) may be obtained free of charge by directing a request to

Georgeson, Inc., at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (888) 206-5896.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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